SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of March 2011
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑  Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)
     (Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐  No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___.)

EXHIBITS
FORWARD-LOOKING STATEMENTS
SIGNATURES

EXHIBITS

Exhibit Number

1	Annual Results Announcement of China Unicom (Hong Kong) Limited for the year ended December 31, 2010.
FORWARD-LOOKING STATEMENTS
This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, services, products, as well as sales and marketing, in particular, such networks, services, products, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.
The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.
The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:
•	changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;
•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;
•	the level of demand for telecommunications services, in particular, 3G services;
•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
•	effects of competition on the demand and price of the Company’s telecommunications services;
•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;
•	effects of the Company’s restructuring and integration following the completion of the Company’s merger with China Netcom Group Corporation (Hong Kong) Limited;
•	effects of the Company’s adjustments in its business strategies relating to the personal handyphone system, or PHS, business;
•	effects of the Company’s acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;
•	changes in the assumptions upon which the Company have prepared its projected financial information and capital expenditure plans;
•	changes in the political, economic, legal and social conditions in the PRC, including the PRC Government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and
•	the recovery from the recent global economic downturn inside and outside the PRC.
Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)
Date: March 30, 2011	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
2010 ANNUAL RESULTS ANNOUNCEMENT

Highlights:
Revenue	:	RMB171.30 billion.
Profit for the year	:	RMB3.85 billion.
Basic earnings per share	:	RMB0.163.

In accordance with International Financial
Reporting Standards/Hong Kong Financial Reporting Standards		On comparable basis
•	Revenue:
	RMB171.30 billion, up by 11.3% from 2009.	RMB171.11 billion, up by 11.5%(a) compared on the same basis of 2009.
•	Telecommunications service revenue:
	RMB162.00 billion, up by 8.3% from 2009.	RMB161.80 billion, up by 8.5%(a) compared on the same basis of 2009.
•	Profit for the year:
	RMB3.85 billion, down by 59.7% from 2009.	RMB3.66 billion, down by 55.0%(b) compared on the same basis of 2009.
•	EBITDA:
	RMB59.59 billion, down by 0.4% from 2009.	RMB59.40 billion, up by 2.2%(b) compared on the same basis of 2009.

Notes:

(a)	Excluding deferred fixed-line upfront connection fees.

(b)	Excluding deferred fixed-line upfront connection fees and realised gain on changes in fair value of derivative financial instrument in 2009.

CHAIRMAN’S STATEMENT
In 2010, the Company focused on the implementation of “3G Leadership and Integrated Innovation Strategies” and actively optimized resource allocation to accelerate innovation and development. As a result, the Company achieved rapid growth in revenue and significant results in structural adjustments, while network capacity and service standards continued to improve, further enhancing its overall competitive strength.
FINANCIAL PERFORMANCE
In 2010, revenue of the Company totaled RMB171.30 billion, an increase of 11.3% compared with last year, of which, telecommunications service revenue was RMB162.00 billion. After excluding deferred upfront connection fee, revenue and telecommunications service revenue would be increased by 11.5% and 8.5% respectively compared with last year. Revenue from mobile business (Note 1) was RM89.55 billion, an increase of 24.4% compared with last year. Revenue from fixed-line business (Note 1) was RMB80.06 billion, a decline of 1.2% compared with last year after excluding deferred upfront connection fee.
Benefit from the rapid growth of revenue, in 2010, EBITDA of the Company was RMB59.59 billion, representing an increase of 2.2% over last year when compared on the same basis (Note 2). However, due to network scale expansion and the initial stage of the 3G business operation, the Company continued to face pressure on profit. Profit for the year was RMB3.85 billion, a decline of 55.0% over last year when compared on the same basis (Note 2). Basic earnings per share was RMB0.163.
As at 31 December 2010, operating cash flows of the Company was RMB66.34 billion, an increase of 14.9% compared with last year. Capital expenditure was RMB70.19 billion, a decline of 37.6% compared with last year. Debt-to-capitalisation ratio was 32.0% and net debt-to-capitalisation ratio was 24.6%. The Company’s debt-to-capitalisation structure remained solid.
Based on the Company’s financial position in 2010 and taking into account the development needs of the mobile and fixed-line broadband businesses, the Board recommends the payment of a final dividend of RMB0.08 per share for the year ended 31 December 2010.
BUSINESS PERFORMANCE
In 2010, the Company’s overall business achieved rapid growth. Driven by its 3G business, the growth of the mobile business accelerated, and telecommunications service revenue exceeded that from fixed-line business for the first time, which accounted for 50.9% of the total telecommunications service revenue. Fixed-line business remained stable, and telecommunication service revenue accounted for 48.6% of the total telecommunications service revenue, declined from 53% of last year. The subscriber structure gradually improved while the business structure and revenue structure became more rationalized.

Mobile business
In 2010, telecommunications service revenue from mobile business was RMB82.36 billion, up by 18.0% compared with last year. Revenue structure continued to improve. Revenue from the mobile non-voice business accounted for 32.0% of telecommunications service revenue from mobile business, an increase of 4.4 percentage points compared with last year. The total number of mobile subscribers reached 167.426 million, an increase of 13.4% compared with last year. The overall ARPU of mobile subscribers was RMB 43.7, an increase of 5.0% compared with last year.
Growth of the 3G business accelerated: In 2010, the Company persisted in its unified 3G operating strategy in brands, services, package, tariffs, handset policies and service standards. The Company also devoted efforts to fully leverage on the advantage of the WCDMA industry chain and created an innovative business development model, and formed a differentiated competitive advantage in the 3G business area.
During the year, the Company proactively adapted to market changes and customer demands, enriched 3G package system, and gradually expanded its target subscriber base. At the same time, the Company actively created an open and collaborative environment, launched more than 100 customized 3G handset models and successfully introduced iPhone4, thereby meeting the demands of subscribers with different spending power on handsets and driving the rapid growth in subscribers. The Company also strived to make breakthroughs in developing the channel system, and established strategic partnerships with mainstream independent channels such as Suning and GOME. Independent channels of 3G business accounted for more than 40% of the sales for the year. The Company launched content application products such as e-reading and WO Store. The contents of mobile newspaper, mobile music and mobile TV were further enriched, leading to a substantial increase in subscriber penetration. The monthly average data usage per subscriber reached 178M, showing the gradual formation of customers’ data consumption habit.
In 2010, telecommunications service revenue of 3G business was RMB11.59 billion, with a quarterly average period-on-period growth of 40.2%. The net additions of 3G subscribers were 11.318 million, taking the subscriber number to 14.06 million, of which, subscribers with handset purchase accounted for 90.4%. The ARPU was RMB124.
The GSM business remained stable: In 2010, the Company actively changed the GSM business development model and leveraged on the advantage of full-service resources to vigorously promote the integrated business and enhance the effectiveness of development. Telecommunications service revenue of the GSM business reached RMB70.77 billion, an increase of 2.6% compared with last year. The net additions of GSM subscribers were 8.521 million, taking the total subscriber number to 153.366 million, an increase of 5.9% compared with last year. The ARPU was RMB39.5, a decrease of 4.1% compared with last year.

Fixed-line business
In 2010, excluding deferred upfront connection fee, telecommunications service revenue from fixed-line business was RMB78.70 billion, a decline of 0.4% compared with last year. The structure of the fixed-line business continued to improve. Revenue from the fixed-line non-voice business exceeded revenue from voice business for the first time, and accounted for 55.2% of telecommunications service revenue from fixed-line business, an increase of 7.1 percentage points compared with last year.
The fixed-line broadband business continued to grow rapidly: In 2010, the Company continued to upgrade broadband and enhance broadband speed, actively developed the incremental markets and stepped up efforts to market content applications. The fixed-line broadband business maintained a rapid growth and recorded revenue of RMB29.82 billion, an increase of 24.8% compared with last year. As at the end of 2010, the total number of fixed-line broadband subscribers was 47.224 million, an increase of 22.5% compared with last year. The ARPU was RMB57.1, largely in line with last year.
The decline in the fixed-line voice business (Note 3) slowed down: In 2010, the Company actively promoted the integrated business, implemented the sales and marketing of voice volume package and endeavored to slow down the decline in the fixed-line voice business (Note 3). The fixed-line voice business recorded revenue of RMB40.12 billion, a decline of 13.3% compared with last year. The total loss of local telephone subscribers was 6.187 million and the total number of subscribers was 96.635 million, of which, the loss of PHS subscribers was 5.319 million and the total number of subscribers was 13.423 million. The ARPU of local telephone subscribers was RMB 28.9, a decline of 8.0% compared with last year.
Integrated business and industry applications
In 2010, the Company stepped up efforts to develop and market industry application products, optimized the composition of corporate clients and enhanced front desk sales capability and the capability of providing industry application solutions. During the year, the Company launched 22 industry application products such as video monitoring, intelligent public transport and achieved breakthrough progress in the promotion of industry applications such as mobile office and mobile stocks, driving the rapid growth of the corporate client business.
For family customers, the Company focused on promoting integrated products such as airtime sharing and single bill payment, resulting in a rapid growth in subscribers of integrated service packages. At the end of the year, the Company launched “WO•Family” to offer integrated 3G and broadband service experience to subscribers, which would drive the growth of fixed-line broadband and mobile subscribers, enhance loyalty of fixed-line users and increase network value of fixed-line.

Network Building
In 2010, the Company exerted itself to strengthen the breadth and depth of the coverage of 3G networks, continued to enhance the GSM network and accelerated the broadband network upgrade and speed enhancement. As a result, the network capacity continued to strengthen, which provided strong support for business development. As at 31 December 2010, the number of 3G base stations was 183,000, an increase of 70.8% compared with last year. The number of GSM base stations was 329,000, an increase of 15.5% compared with last year. The 3G network coverage reached cities at county level and above throughout the country, as well as villages and towns in eastern developed area. The GSM network coverage reached all villages and towns except remote areas, as well as almost all administrative villages. The number of fixed-line broadband access ports was 65.83 million, an increase of 29.3% compared with last year, of which, ports with 20M or above accounted for 38%.
Management Reform
In 2010, the Company persisted in management system and mechanism innovation, optimized the marketing structure targeting general public and corporate clients, and integrated the new product operation framework, which effectively enhanced the responsiveness to the market and product support capability. The Company implemented the ERP core system on a nationwide basis and established the local network evaluation system, which laid a solid foundation for implementing refined management and a scientific and effective resource allocation mechanism.
By adapting to the changes in the subscriber structure and consumption habit, the Company swiftly promoted reforms in customer service and took the initiative to implement the 3G-dedicated customer care model and established nationwide unified new channels for services such as online stores and mobile stores. The Company exerted itself to enhance service capability targeting high-end subscribers and strengthened integrated business and new business service capability, resulting in a continued enhancement in customer experience.
In 2010, with the wide promotion of the “WO” brand, the improvement in network quality and product and service experience, the influence of the Company’s “WO” brand continued to grow.

OUTLOOK
The information communication technology industry is experiencing significant innovations and reforms. The cross-sector integration of the industry and the rapid development of the mobile Internet have led to tremendous new business opportunities with an enormous development potential. The Company will firmly grasp this valuable strategic opportunity to further implement the “3G Leadership and Integrated Innovation Strategies” and endeavor to achieve new breakthroughs in the scale of development and an overall improvement in its comprehensive strength and quickly become an “innovation and service leader for information life”. In 2011, the Company’s major operating measures and objectives include:
The Company will strive to achieve breakthrough in 3G, broadband and other key businesses in terms of economies of scale, further increase its overall revenue and continue to improve its profitability. The Company will further optimize the product structure, enhance terminal driven and leverage on the advantage of integration to facilitate a breakthrough development of revenue and subscribers from 3G business. The Company will implement the sophisticated marketing of the GSM business and ensure the steady development of the GSM business. The Company will also maintain the rapid growth of the fixed-line broadband business so as to achieve continuous improvement in the structure of the fixed-line business. The Company will actively promote the integration of mobile and fixed-line business, provide enterprises, families and individuals with better variety of information services, so as to meet customer demands on comprehensive one-stop information service, and achieve economies of scale and new breakthroughs for its business integration and development of industry applications for key sectors.
By firmly grasping the great opportunity in the development of new technologies and new businesses in relation to information networks, the Company will expedite the development of the emerging information service industry and step up efforts in promoting key content application products such as mobile e-commerce, video, reading and social network. In addition, the Company will strengthen commercialization and application promotion of key technologies such as new generation mobile communication, next generation Internet, the Internet of Things and Cloud Computing. The Company aims to boost subscribers’ consumption in data services by providing differentiated services and diversified content applications, further increase the income contribution from the non-voice business and promote the transformation of the development of the Company.
Capitalizing on the opportunity of constructing information technology facilities for the next generation, the Company is devoted to continuously create the 3G premium network and accelerate the establishment of WLAN to maintain its leading position in the 3G network industry. Furthermore, the Company will continue to refine the GSM network, expedite the upgrading and speed enhancement of broadband and carry forward the establishment of the all-optical network. In 2011, the Company will launch HSPA+ in major cities and increase the network downlink rate from 14.4M at present to 21M.

The Company will also actively promote service innovation, and further enhance service capabilities; speed up the construction of information support system to provide a firm support for the continuous reformation of its sales services and management; deepen the implementation of cost evaluation management of local network to optimize the allocation of resources; and actively explore innovative systems and mechanisms to inject new vitality into the Company’s development.
Lastly, on behalf of the Board of the Company, I would like to express my sincere gratitude to the shareholders, the government and the community for their support to the development of the Company, and also to the management and all staff members of the Company for their unremitting efforts in the development of the Company.
Chang Xiaobing
Chairman and Chief Executive Officer
Hong Kong, 29 March 2011
Note 1: Revenue from mobile business and the fixed-line business represents revenues from external customers, excluding inter-segment revenue.
Note 2: The non-comparable factors below which are reflected in the figures of current year and last year are excluded: (1) deferred fixed-line upfront connection fees of RMB0.19 billion for 2010 and RMB0.49 billion for 2009, and (2) realised gain of RMB1.24 billion on changes in fair value of derivative financial instrument in 2009.
Note 3: The fixed-line business includes local voice, long-distance, fixed-line value-added and inter-network settlement businesses.
GROUP RESULTS
China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2010, which were extracted from the audited financial statements of the Group as set out in the Company’s 2010 Annual Report.

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2010
(All amounts in Renminbi (“RMB”) millions)

		As at 31 December
	Note	2010	2009
ASSETS
Non-current assets
Property, plant and equipment		366,060	351,157
Lease prepayments		7,607	7,729
Goodwill		2,771	2,771
Deferred income tax assets		4,840	5,202
Available-for-sale financial assets	6	6,214	7,977
Other assets		11,753	11,596

		399,245	386,432

Current assets
Inventories and consumables		3,728	2,412
Accounts receivable, net	7	9,286	8,825
Prepayments and other current assets		5,115	4,252
Amounts due from related parties		50	53
Amounts due from domestic carriers		1,261	1,134
Proceeds receivable for disposal of the CDMA business		—	5,121
Short-term bank deposits		273	996
Cash and cash equivalents		22,495	7,820

		42,208	30,613

Total assets		441,453	417,045

EQUITY
Equity attributable to owners of the parent
Share capital	8	2,310	2,310
Share premium	8	173,436	173,435
Reserves	9	(18,273)	(18,088)
Retained profits
- Proposed final dividend	17	1,885	3,770
- Others		46,483	45,038

		205,841	206,465

Non-controlling interests		—	2

Total equity		205,841	206,467

		As at 31 December
	Note	2010	2009
LIABILITIES
Non-current liabilities
Long-term bank loans		1,462	759
Promissory notes	10	15,000	—
Convertible bonds	11	11,558	—
Corporate bonds		7,000	7,000
Deferred income tax liabilities		22	245
Deferred revenue		2,171	2,562
Other obligations		162	187

		37,375	10,753

Current liabilities
Accounts payable and accrued liabilities	12	97,659	104,072
Taxes payable		1,484	912
Amounts due to ultimate holding company		229	308
Amounts due to related parties		5,191	5,438
Amounts due to domestic carriers		873	1,136
Payables in relation to disposal of the CDMA business		—	7
Commercial papers	13	23,000	—
Short-term bank loans	14	36,727	63,909
Current portion of long-term bank loans		58	62
Dividend payable	17	431	331
Current portion of deferred revenue		1,042	1,397
Current portion of other obligations		2,637	2,534
Advances from customers		28,906	19,719

		198,237	199,825

Total liabilities		235,612	210,578

Total equity and liabilities		441,453	417,045

Net current liabilities		(156,029)	(169,212)

Total assets less current liabilities		243,216	217,220

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED 31 DECEMBER 2010
(All amounts in RMB millions, except per share data)

		Year ended 31 December
	Note	2010	2009
Revenue	15	171,298	153,945

Interconnection charges		(13,727)	(12,955)
Depreciation and amortisation		(54,433)	(47,587)
Networks, operations and support expenses		(26,383)	(23,728)
Employee benefit expenses		(23,327)	(21,931)
Other operating expenses		(48,269)	(36,723)
Finance costs		(1,749)	(1,036)
Interest income		142	91
Realised gain on changes in fair value of derivative financial instrument	16	—	1,239
Other income — net		1,221	962

Profit before income tax		4,773	12,277
Income tax expenses	5	(922)	(2,721)

Profit for the year		3,851	9,556

Profit attributable to:
Owners of the parent		3,851	9,556
Non-controlling interests		—	—

		3,851	9,556

Earnings per share for profit attributable to owners of the parent during the year

Basic earnings per share (RMB)	18	0.16	0.40

Diluted earnings per share (RMB)	18	0.16	0.40

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2010
(All amounts in RMB millions)

	Year ended 31 December
	2010	2009
Profit for the year	3,851	9,556

Other comprehensive loss:
Changes in fair value on available-for-sale financial assets	(1,777)	(71)
Tax effect on changes in fair value on available-for-sale financial assets	437	33

Changes in fair value on available-for-sale financial assets, net of tax	(1,340)	(38)
Currency translation differences	6	—

Other comprehensive loss for the year, net of tax	(1,334)	(38)

Total comprehensive income for the year	2,517	9,518

Total comprehensive income attributable to:
Owners of the parent	2,517	9,518
Non-controlling interests	—	—

	2,517	9,518

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2010
(All amounts in RMB millions)

		Year ended 31 December
	Note	2010	2009
Cash flows from operating activities
Cash generated from operations	(a)	69,260	63,990
Interest received		148	93
Interest paid		(2,025)	(1,681)
Income tax paid		(1,039)	(4,669)

Net cash inflow from operating activities		66,344	57,733

Cash flows from investing activities
Purchase of property, plant and equipment		(75,555)	(78,130)
Proceeds from disposal of property, plant and equipment and other assets		375	611
Dividends received from available-for-sale financial assets		416	177
Consideration for purchase of entities and businesses under common control		—	(3,896)
Decrease/(increase) in short-term bank deposits		723	(659)
Purchase of other assets		(2,573)	(3,411)
Proceeds/(payment) for disposal of the CDMA business in 2008		5,121	(5,039)

Net cash outflow from investing activities		(71,493)	(90,347)

		Year ended 31 December
	Note	2010	2009
Cash flows from financing activities
Proceeds from commercial papers		22,928	—
Proceeds from short-term bank loans		114,182	96,204
Proceeds from long-term bank loans		800	—
Proceeds from issuance of promissory notes		14,954	—
Proceeds from issuance of convertible bonds		12,145	—
Proceeds from related party loans		—	2,114
Repayment of commercial papers		—	(10,000)
Repayment of short-term bank loans		(141,364)	(43,075)
Repayment of long-term bank loans		(51)	(1,406)
Repayment of capital element of finance lease		(36)	—
Payment of prior year profit transfer		(64)	(266)
Consideration for off-market share repurchase		—	(8,802)
Dividends paid to owners of the parent	17	(3,670)	(4,572)

Net cash inflow from financing activities		19,824	30,197

Net increase/(decrease) in cash and cash equivalents		14,675	(2,417)
Cash and cash equivalents, beginning of year		7,820	10,237

Cash and cash equivalents, end of year		22,495	7,820

Analysis of the balances of cash and cash equivalents:
Cash balances		6	7
Bank balances		22,489	7,813

		22,495	7,820

(a)	The reconciliation of profit before income tax to cash generated from operations is as follows:

	Year ended 31 December
	2010	2009
Profit before income tax	4,773	12,277
Adjustments for:
Depreciation and amortisation	54,433	47,587
Interest income	(142)	(91)
Finance costs	1,736	828
Gain on disposal of property, plant and equipment and other assets	(11)	(91)
Gain on non-monetary assets exchange	(10)	(38)
Share-based compensation costs	56	27
Provision for doubtful debts	2,583	2,355
Realised gain on changes in fair value of derivative financial instruments	—	(1,239)
Dividends from available-for-sale financial assets	(485)	(215)

Changes in working capital:
Increase in accounts receivable	(3,044)	(1,839)
Increase in inventories and consumables	(1,316)	(1,320)
Decrease /(increase) in other assets	755	(125)
Increase in prepayments and other current assets	(868)	(1,539)
Decrease in amounts due from related parties	3	75
Increase in amounts due from domestic carriers	(127)	(160)
Increase in accounts payable and accrued liabilities	1,615	3,480
Increase in taxes payable	1,328	1,179
Increase in advances from customers	9,187	4,805
Decrease in deferred revenue	(746)	(1,639)
Decrease in other obligations	—	(2,101)
(Decrease)/increase in amounts due to ultimate holding company	(78)	413
(Decrease)/increase in amounts due to related parties	(112)	1,942
(Decrease)/increase in amounts due to domestic carriers	(263)	180
Decrease in payables in relation to disposal of the CDMA business	(7)	(761)

Cash generated from operations	69,260	63,990

NOTES (All amounts in RMB millions unless otherwise stated)
1. GENERAL INFORMATION
China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. After disposal of the CDMA business to China Telecom Corporation Limited (“China Telecom”) on 1 October 2008, the merger with China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) on 15 October 2008 and the launch of WCDMA mobile business on 1 October 2009, the principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services is referred to as the “Mobile business”, the services aforementioned other than the Mobile business is hereinafter collectively referred to as the “Fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of its registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.
The shares of the Company were listed on the Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.
The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Netcom Group Corporation (BVI) Limited (“Netcom BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Netcom BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.
The financial figures in respect of the announcement of the Group’s results for the year ended 31 December 2010 have been agreed by the Group’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s audited consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) and consequently no assurance has been expressed by PricewaterhouseCoopers on the announcement.

(a) Acquisitions of certain assets and businesses from Unicom Group and China Network Communications Group Corporation in 2009
On 31 January 2009, China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company) completed the acquisition from Unicom Group and China Netcom Communications Group Corporation (“Netcom Group”, which merged with Unicom Group in January 2009) of (i) the fixed-line business, but not the underlying telecommunications networks, across the 21 provinces in Southern China and related non-current assets and liabilities (hereinafter referred to as the “Fixed-line Business in Southern China”) and the local access telephone business and related assets in Tianjin Municipality operated by Netcom Group and Unicom Group and/or their respective subsidiaries and branches; (ii) the backbone transmission assets in Northern China owned by Netcom Group and/or its subsidiaries (“Target Assets”); (iii) a 100% equity interest in Unicom Xingye Science and Technology Trade Company Limited (“Unicom Xingye”) owned by Unicom Group; (iv) a 100% equity interest in China Information Technology Designing & Consulting Institute Company Limited (“CITDCI”) owned by Unicom Group and (v) a 100% equity interest in New Guoxin Telecom Corporation of China Unicom (“New Guoxin”) owned by Unicom Group at a consideration of approximately RMB4.43 billion. The businesses and assets described in (i), (iii), (iv) and (v) above are hereinafter collectively referred to as the “Target Business” and the acquisition of the Target Business is referred to as the “2009 Business Combination”.
(b) Lease of telecommunications networks in Southern China from Unicom New Horizon Mobile Telecommunications Company Limited
In connection with the 2009 Business Combination, on 16 December 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of Unicom Group) entered into an agreement (the “Network Lease Agreement”) in relation to the lease (the “Lease”) of the fixed-line telecommunications networks of the 21 provinces in Southern China (“Telecommunications Networks in Southern China”) by CUCL from Unicom New Horizon on an exclusive basis immediately following and subject to the completion of the 2009 Business Combination. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.0 billion and RMB2.2 billion for the two financial years ended 31 December 2009 and 31 December 2010, respectively. The initial term of the Lease is two years effective from January 2009 and the Lease is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. Moreover, in connection with the Lease, Unicom New Horizon has granted to CUCL an option to purchase the Telecommunications Networks in Southern China and the purchase price will be referenced to the then appraised value of the networks determined by an independent appraiser.
On 29 October 2010, CUCL and Unicom New Horizon entered into a new network lease agreement (“2011-2012 Network Lease Agreement”) to renew the Lease for a term of two years expiring on 31 December 2012 on the same terms and conditions as the Network Lease Agreement dated on 16 December 2008, except that the annual fee payable by CUCL for the Lease for the two years ending 31 December 2011 and 2012 is RMB2.4 billion and RMB2.6 billion, respectively.

2. STATEMENT OF COMPLIANCE
These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the HKICPA, are consistent with IFRSs. These financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK and the requirements of the Hong Kong Companies Ordinance.
3. BASIS OF PREPARATION
The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of property, plant and equipment (other than buildings and telecommunications equipment of the Mobile business), available-for-sale financial assets and derivative financial instrument at fair value through profit or loss.
(a) Business Combination of Entities and Businesses under Common Control and Purchase of Target Assets
The 2009 Business Combination was considered a business combination of entities and businesses under common control as the Target Business before and after the acquisition was under the control of Unicom Group, the Group’s ultimate holding company.
Under HKFRSs, the 2009 Business Combination was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the HKICPA. Upon the adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. Accordingly, the acquired assets and liabilities are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group.
Under IFRSs/HKFRSs, the purchase of the Target Assets in 2009 of approximately RMB0.53 billion was accounted for as an asset purchase in accordance with IAS/HKAS 16 “Property, plant and equipment” in the period of purchase.

(b) Restatement of the Consolidated Financial Statements for the Years Ended 31 December 2008 and 2007
The Group previously recognised the 2009 Business Combination at historical cost or predecessor values as if such business had always been part of the Group during all the periods presented, and (i) included all the assets, liabilities, revenue and expenses directly related to the 2009 Business Combination, except for the Telecommunications Networks in Southern China and associated loans that were not acquired (“Excluded Assets and Liabilities”) and the related depreciation and finance costs, and (ii) supplemented such information with disclosure of the assets and related liabilities, and the related charges that were excluded, together with details of the lease payments that were made to Unicom New Horizon following the completion of the 2009 Business Combination.
As part of a review of the Company’s 2009 Form 20-F in 2010, the Staff of Division of Corporation Finance of the Securities and Exchange Commission (“DCF”) raised questions on the accounting treatment of the 2009 Business Combination. The Company has discussed with the DCF and determined to include all Excluded Assets and Liabilities and the related charges in the financial statements for the historical periods prior to the completion of the 2009 Business Combination, instead of disclosing such information in the notes to the financial statements. Accordingly, the Company has amended and restated the financial statements for the historical periods prior to the completion of the 2009 Business Combination. As a result, this presentation of the financial statements for the historical periods prior to the completion of the 2009 Business Combination includes Excluded Assets and Liabilities and the related charges incurred in the generation of the reported revenues, although the Excluded Assets and Liabilities were not acquired in the 2009 Business Combination. Upon the completion of the 2009 Business Combination, the Excluded Assets and Liabilities were deemed to be disposed of, which had been recorded as a distribution from reserves to Unicom Group.
The total assets and liabilities associated with the Telecommunications Networks in Southern China as at 31 December 2008, which were approximately RMB31,566 million and RMB42,060 million respectively, had been included in the restated consolidated balance sheet as at 31 December 2008 and had been subsequently recorded as a distribution from reserves to Unicom Group in January 2009 upon the completion of the 2009 Business Combination. In addition, the depreciation and amortisation, impairment loss on property, plant and equipment, other operating expenses, finance costs and other income associated with the Excluded Assets and Liabilities for the year ended 31 December 2008, which were approximately RMB3,886 million, RMB657 million, RMB249 million, RMB846 million and RMB44 million, respectively (2007: approximately RMB3,650 million, RMB323 million, RMB171 million, RMB499 million and RMB2 million, respectively), had been included in the restated consolidated statement of income for the years ended 31 December 2008 and 2007.
The 2009 Business Combination was completed on 31 January 2009 and therefore the consolidated statement of income for the year ended 31 December 2009 would have included the depreciation and amortisation charges of approximately RMB308 million and finance costs of approximately RMB26 million associated with the Excluded Assets and Liabilities for the period from 1 January 2009 to 31 January 2009. However, considering the amounts were not material, the Company did not restate the consolidated statement of income for the year ended 31 December 2009. In addition, the aforementioned restatement did not have any significant impact on the consolidated financial statements for the year ended 31 December 2010.

(c) Going Concern Assumption
As at 31 December 2010, current liabilities of the Group exceeded current assets by approximately RMB156.0 billion (2009: approximately RMB169.2 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:
•    The Group’s continuous net cash inflows from operating activities;
•    Revolving banking facilities of approximately RMB114.0 billion, of which approximately RMB88.4 billion was unutilised as at 31 December 2010; and
•    Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.
In addition, the Group will continue to optimise its fund raising strategy from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.
Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2010 have been prepared under the going concern basis.
(d) Critical Accounting Estimates and Judgment
Except for those new/revised standards and amendments to standards adopted for the first time for the financial year beginning 1 January 2010 which are detailed in Note 2 “Summary of significant accounting policies”, to the consolidated financial statements as set out in the Group’s 2010 annual report, the significant accounting policies adopted and critical accounting estimates and judgment made in the preparation of the annual financial statement for the year ended 31 December 2010 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2009.

4. SEGMENT INFORMATION
The Chief Operating Decision Maker (“CODM”) has been indentified as the Board of Directors (“the BOD”) of the Company which regularly reviews the Group’s internal reporting in order to assess performance and allocate resources, and determines the operating segments based on these reports. The BOD considers the business from the provision of services perspective instead of the geographic perspective. Accordingly, the Group’s operations comprise two operating segments based on the various types of telecommunications services, mainly provided to customers in Mainland China.
The major operating segments of the Group are classified as follows:
•    Mobile business — the provision of GSM and WCDMA cellular and related services in all 31 provinces, municipalities and autonomous regions in Mainland China;
•    Fixed-line business — the provision of fixed-line telecommunications and related services, domestic and international data and Internet related services, and domestic and international long distance and related services in all 31 provinces, municipalities and autonomous regions in Mainland China.
The CODM evaluates results of each operating segments based on revenue and costs that are directly attributable to the operating segments. The unallocated amounts primarily represent corporate and shared service expenses that are not directly allocated to one of the aforementioned operating segments. The unallocated amounts also included other statement of income items such as employee benefit expenses, interest income, income tax expenses, finance costs and other income, which cannot be directly identified to specific operating segments. Segment assets primarily comprise property, plant and equipment, other assets, inventories and receivables. Segment liabilities primarily comprise operating liabilities.
Revenue between segments are carried out on terms comparable to those transactions conducted with third parties or at standards promulgated by relevant government authorities. Revenue from external customers reported to the CODM is measured in a manner consistent with that in the consolidated statement of income.

4.1 Operating Segments

	2010
				Reconciling items
	Mobile	Fixed-line		Unallocated
	Business	business	Subtotal	amounts	Eliminations	Total
Telecommunications service revenue	82,362	78,896	161,258	737	—	161,995
Information communication technology services and other revenue	15	1,046	1,061	955	—	2,016
Sales of telecommunications products	7,173	114	7,287	—	—	7,287

Total revenue from external customers	89,550	80,056	169,606	1,692	—	171,298
Intersegment revenue	205	4,233	4,438	742	(5,180)	—

Total revenue	89,755	84,289	174,044	2,434	(5,180)	171,298

Interconnection charges	(14,452)	(3,706)	(18,158)	—	4,431	(13,727)
Depreciation and amortisation	(23,358)	(28,830)	(52,188)	(2,317)	72	(54,433)
Networks, operations and support expenses	(3,102)	(9,409)	(12,511)	(13,876)	4	(26,383)
Employee benefit expenses	—	—	—	(23,517)	190	(23,327)
Other operating expenses	(22,056)	(8,491)	(30,547)	(18,032)	310	(48,269)
Finance costs	—	—	—	(1,985)	236	(1,749)
Interest income	—	—	—	378	(236)	142
Other income — net	—	—	—	1,221	—	1,221

Segment profit/(loss) before income tax	26,787	33,853	60,640	(55,694)	(173)	4,773

Income tax expenses						(922)

Profit for the year						3,851

Attributable to:
Owners of the parent						3,851
Non-controlling interests						—

						3,851

Other information:
Provision for doubtful debts	(1,927)	(649)	(2,576)	(7)	—	(2,583)

Capital expenditures for segment assets (a)	29,620	34,393	64,013	6,176	—	70,189

	2009
				Reconciling items
	Mobile	Fixed-line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total
Telecommunications service revenue	69,769	79,549	149,318	275	—	149,593
Information communication technology services and other revenue	252	1,611	1,863	326	—	2,189
Sales of telecommunications products	1,970	193	2,163	—	—	2,163

Total revenue from external customers	71,991	81,353	153,344	601	—	153,945
Intersegment revenue	219	4,237	4,456	1,587	(6,043)	—

Total revenue	72,210	85,590	157,800	2,188	(6,043)	153,945

Interconnection charges	(13,104)	(4,292)	(17,396)	—	4,441	(12,955)
Depreciation and amortisation	(17,847)	(28,264)	(46,111)	(1,505)	29	(47,587)
Networks, operations and support expenses	(2,496)	(7,780)	(10,276)	(13,471)	19	(23,728)
Employee benefit expenses	—	—	—	(22,104)	173	(21,931)
Other operating expenses	(11,671)	(8,783)	(20,454)	(17,465)	1,196	(36,723)
Finance costs	—	—	—	(1,214)	178	(1,036)
Interest income	—	—	—	269	(178)	91
Realised gain on changes in fair value of derivative financial instrument	—	—	—	1,239	—	1,239
Other income — net	—	—	—	962	—	962

Segment profit/(loss) before income tax	27,092	36,471	63,563	(51,101)	(185)	12,277

Income tax expenses						(2,721)

Profit for the year						9,556

Attributable to:
Owners of the parent						9,556
Non-controlling interests						—

						9,556

Other information:
Provision for doubtful debts	(1,494)	(858)	(2,352)	(3)	—	(2,355)

Capital expenditures for segment assets (a)	56,984	46,494	103,478	8,996	—	112,474

	31 December 2010
				Reconciling items
	Mobile	Fixed-line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total
Total segment assets	170,839	225,769	396,608	46,446	(1,601)	441,453

Total segment liabilities	74,141	48,386	122,527	114,184	(1,099)	235,612

			31 December 2009
				Reconciling items
	Mobile	Fixed-line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total
Total segment assets	170,577	213,172	383,749	34,470	(1,174)	417,045

Total segment liabilities	74,411	51,066	125,477	85,948	(847)	210,578

(a)	Capital expenditures under “unallocated amounts” represent capital expenditures on common facilities, which benefit all operating segments.
5. TAXATION
Hong Kong profits tax has been provided at the rate of 16.5% (2009: 16.5%) on the estimated assessable profits for the year. Taxation on profits from outside Hong Kong has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates, the Company’s subsidiaries mainly operated in the PRC and the applicable standard enterprise income tax rate is 25% (2009: 25%).

	2010	2009
Provision for income tax on the estimated taxable profits for the year
- Hong Kong	18	45
- Outside Hong Kong	328	2,282

	346	2,327
Deferred taxation	576	394

Income tax expense	922	2,721

6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2010	2009
Equity securities issued by corporates	6,214	7,977

Analysed by place of listing:
Listed in the PRC	127	188
Listed outside the PRC	6,087	7,789

	6,214	7,977

For the year ended 31 December 2010, changes in fair value on available-for-sale financial assets amounted to approximately RMB1,777 million (2009: approximately RMB71 million). The changes in fair value, net of tax impact of approximately RMB437 million (2009: approximately RMB33 million) was recorded in the consolidated statement of comprehensive income.
7. ACCOUNTS RECEIVABLE, NET
The aging analysis of accounts receivable is as follows:

	2010	2009
Within one month	6,625	6,384
More than one month to three months	1,316	1,235
More than three months to one year	3,054	2,936
More than one year	2,271	2,340

	13,266	12,895
Less: Provision for doubtful debts	(3,980)	(4,070)

	9,286	8,825

The normal credit period granted by the Group is on average between 30 days to 90 days from the date of billing.
There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

8. SHARE CAPITAL

	2010	2009
	HKD millions	HKD millions
Authorised:
30,000,000,000 ordinary shares of HKD0.10 each	3,000	3,000

		Ordinary
		shares, par
		value of
	Number of	HKD0.10
	shares	each HKD	Share	Share
Issued and fully paid:	millions	millions	capital	premium	Total
At 1 January 2009	23,768	2,376	2,329	166,784	169,113
Issuance of shares for mutual investment by the Company and Telefónica (Note a)	694	69	60	6,651	6,711
Off-market share repurchase (Note b)	(900)	(90)	(79)	—	(79)

At 31 December 2009	23,562	2,355	2,310	173,435	175,745
Issuance of shares upon exercise of options	—	—	—	1	1

At 31 December 2010	23,562	2,355	2,310	173,436	175,746

Note a: On 21 October 2009, the Company issued 693,912,264 ordinary shares of HKD0.10 each at a price of HKD11.17 per share in exchange for 40,730,735 Telefónica S.A. (“Telefónica”) treasury shares at a price of Euro17.24 each.
Note b: Pursuant to a special resolution passed at the extraordinary general meeting held on 3 November 2009, the Company repurchased 899,745,075 shares, being all the shares previously owned by SK Telecom Co., Ltd, by way of an off-market share repurchase. The total consideration of HKD9,991,669,058, being HKD11.105 for each share, was satisfied in cash upon completion. The total consideration of HKD9,991,669,058 (equivalent to RMB8,801,661,273) was charged to retained profits. The repurchased shares were cancelled subsequently.
In addition, pursuant to Section 49H of the Hong Kong Companies Ordinance, an amount equivalent to the par value of the shares cancelled of HKD89,974,508 (equivalent to RMB79,258,544) was transferred from share capital to the capital redemption reserve.

9. RESERVES

		Employee		Available-
	Capital	share-based		for-sale
	redemption	compensation	Revaluation	fair value	Statutory	Other
	reserve	reserve	reserve	reserve	reserves	Reserve	Total
Balance at 1 January 2009 (As previously reported)	—	540	161	44	22,992	(39,201)	(15,464)
Adjusted for 2009 Business Combination (Note 3 (b))	—	—	—	—	—	(10,494)	(10,494)

Balance at 1 January 2009 (As restated)	—	540	161	44	22,992	(49,695)	(25,958)

Other comprehensive loss for the year, net of tax	—	—	—	(38)	—	—	(38)
Transfer of assets and liabilities under common control to Unicom Group in relation to 2009 Business Combination	—	—	—	—	—	10,494	10,494
Consideration for 2009 Business Combination under common control (Note 1(a))	—	—	—	—	—	(3,896)	(3,896)
Transfer to retained profits in respect of depreciation on revalued assets	—	—	(55)	—	—	—	(55)
Transfer to statutory reserves	—	—	—	—	490	—	490
Appropriation to statutory reserves	—	—	—	—	769	—	769
Equity-settled share option schemes:
-Value of employee services	—	27	—	—	—	—	27
Off-market share repurchase	79	—	—	—	—	—	79

Balance at 31 December 2009	79	567	106	6	24,251	(43,097)	(18,088)

		Employee
	Capital	share-based		Available-
	redemption	compensation	Revaluation	for-sale fair	Statutory	Convertible
	reserve	reserve	reserve	value reserve	reserves	bonds reserve	Other reserve	Total
Balance at 1 January 2010	79	567	106	6	24,251	—	(43,097)	(18,088)

Other comprehensive (loss)/income for the year, net of tax	—	—	—	(1,340)	—	—	6	(1,334)
Transfer to retained profits in respect of depreciation on revalued assets	—	—	(50)	—	—	—	—	(50)
Transfer to statutory reserves	—	—	—	—	192	—	—	192
Appropriation to statutory reserves	—	—	—	—	379	—	—	379
Equity-settled share option schemes:
-Value of employee services	—	56	—	—	—	—	—	56
Issuance of convertible bonds (Note 11)	—	—	—	—	—	572	—	572

Balance at 31 December 2010	79	623	56	(1,334)	24,822	572	(43,091)	(18,273)

10. PROMISSORY NOTES
On 2 April 2010, CUCL issued tranche one of a promissory note in the amount of RMB3 billion, with a maturity date of 3 years from the date of issue and carries interests at 3.73% per annum.
On 20 September 2010, CUCL issued tranche two of a promissory note in the amount of RMB12 billion, with a maturity date of 3 years from the date of issue and carries interests at 3.31% per annum.
11. CONVERTIBLE BONDS
On 18 October 2010, Billion Express Investments Limited (“Billion Express”), a wholly-owned subsidiary of the Company, issued 0.75% guaranteed convertible bonds in an aggregate principal amount of USD1,838,800,000 (at the fixed exchange rate of USD1 equivalent to HKD7.7576) which are due in October 2015 at a redemption price of 100% of the principal amount. The bonds are guaranteed by the Company as to repayments, and are convertible into ordinary shares of HKD0.10 per share of the Company at an initial conversion price of HKD15.85 per share. The conversion price is subject to adjustment in certain events set out in the Trust deed dated 18 October 2010. The bondholders may exercise conversion rights at any time on or after 28 November 2010 up to the close of business on 8 October 2015 or, if such convertible bonds shall have been called for redemption by the Company before 18 October 2015, then up to the close of business on a date no later than seven days prior to the date fixed for redemption thereof. Billion Express will, at the option of a bondholder, redeem all and not some only of such bondholder’s convertible bonds on 18 October 2013 at their principal amount together with interest accrued and unpaid to the date fixed for redemption. In addition, on or at any time after 18 October 2013 and prior to 18 October 2015, Billion Express may redeem all and not some only of the convertible bonds for the time being outstanding at their principal amount together with interest accrued and unpaid to the date fixed for redemption.

During the year ended 31 December 2010, there was no conversion of the convertible bonds into shares of the Company by the bondholders and no redemption of the convertible bonds made by Billion Express.
The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component is credited to the convertible bonds reserve under equity attributable to owners of the parent.
The convertible bonds recognised in the consolidated balance sheet are calculated as follows:

2010
Face value of convertible bonds at issue date	12,236
Less: direct issue costs	(96)

Face value of convertible bonds at issue date, net	12,140

Including:
Equity component on initial recognition	572
Liability component on initial recognition	11,568

12,140

Movement of liability component:
Liability component on initial recognition	11,568
Less: effect of exchange gain on liability component	(55)
Add: imputed finance cost	45

Liability component at 31 December 2010	11,558

The liability component of the convertible bonds at 31 December 2010 amounted to approximately RMB11,558 million (equivalent to USD1,745 million) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.
12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The aging analysis of payables and accrued liabilities is as follows:

	2010	2009
Less than six months	85,485	90,983
Six months to one year	3,866	4,031
More than one year	8,308	9,058

	97,659	104,072

13. COMMERCIAL PAPERS
On 1 April 2010, CUCL issued tranche one of a commercial paper in the amount of RMB15 billion, with a maturity date of 365 days from the date of issue and carries interests at 2.64% per annum.
On 20 September 2010, CUCL issued tranche two of a commercial paper in the amount of RMB8 billion, with a maturity date of 365 days from the date of issue and carries interests at 2.81% per annum.
14. SHORT-TERM BANK LOANS

	Interest rates and final maturity	2010	2009
RMB denominated bank loans	Fixed interest rates ranging from 2.88% to 4.59% (2009: 3.50% to 4.37%) per annum with maturity through 2011 (2009: maturity through 2010)
- unsecured		2,610	55,104

RMB denominated bank loans	Floating interests rates, 10% downward on the benchmark interest rate issued by the People’s Bank of China with maturity through 2011
- unsecured		23,195	—
- secured		30	—

		23,225	—

HKD denominated bank loans	Floating interest rates of HKD HIBOR plus interest margin from 0.4% to 1.0% (2009: plus 0.42%) per annum with maturity through 2011 (2009: maturity through 2010)
- unsecured		10,892	8,805

Total		36,727	63,909

15. REVENUE
The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the National Development and Reform Commission (“NDRC”), the Ministry of Industry and Information (“MIIT”) and the provincial price regulatory authorities.
Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB4,870 million for the year ended 31 December 2010 (2009: approximately RMB4,487 million).

	2010	2009
Mobile telecommunications service revenue	82,362	69,769
Fixed-line telecommunications service revenue	78,896	79,549
Unallocated telecommunications service revenue	737	275

Total telecommunications service revenue	161,995	149,593

Information communication technology services and other revenue	2,016	2,189
Sales of telecommunications products	7,287	2,163

Total revenue from external customers	171,298	153,945

The Group offers promotional packages to the customers which include the bundle sale of mobile handset and provision of service. Prior to the fourth quarter of 2010, the Group determined the amount of revenue allocated to the handset using the residual value method. Under such method, the Group determined the revenue from the sale of the mobile handset by deducting the fair value of the service element from the total contract consideration. The Group recognised revenue related to the sale of the handset when the title is passed to the customer whereas service revenue was recognised based upon the actual usage of mobile services. The cost of the mobile handset was expensed immediately to the statement of income.
During 2010, the Group has offered preferential promotional packages with more attractive terms to new subscribers, and more new subscribers were developed under such preferential packages during the year. Accordingly, starting from the fourth quarter of 2010, the Group determined to adopt the accounting policy of relative fair value method retrospectively from 1 January 2010 to account for such preferential promotional packages, in order to provide more reliable and more relevant information for users of the financial statements considering that each deliverable in the promotional packages has stand-alone value to the customer and there is objective and reliable evidence of the fair value regarding each deliverable in the services packages. Under the relative fair value method, the total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. The Group recognises revenue relating to the sale of the handset when the title is passed to the customer whereas service revenue is recognised based upon the actual usage of mobile services. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition.
This change in accounting policy resulted in an increase in the Group’s revenue, profit before income tax, profit for the year and earnings per share of RMB3,208 million, RMB3,208 million, RMB2,406 million and RMB0.11, respectively, for the year ended 31 December 2010; and a decrease in advance from customers of RMB3,317 million as at 31 December 2010. In addition, this change in accounting policy resulted in an increase in the Group’s revenue, profit before income tax, profit for the period and earnings per share of RMB527 million, RMB527 million, RMB396 million and RMB0.02, respectively, for the six months ended 30 June 2010 (unaudited); and a decrease in advance from customers of RMB545 million as at 30 June 2010 (unaudited). The above change in accounting policy did not have significant impact on the financial statements for the year ended 31 December 2009, and accordingly, the Group did not restate the comparative figures.

16. MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER
On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a subscription agreement (“Subscription Agreement”), pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares. On 21 October 2009 (“Completion Date”), the Company and Telefónica completed the mutual investment of the equivalent of USD1 billion in each other, which was implemented by way of the subscription by Telefónica for 693,912,264 new shares of the Company at a price of HKD11.17 each, satisfied by the contribution by Telefónica of 40,730,735 Telefónica treasury shares at a price of Euro17.24 each to the Company.
At the inception of the subscription agreement on 6 September 2009, the Company’s agreement to undertake the above mutual investment with Telefónica is treated as a derivative financial instrument in accordance with IAS/HKAS 39 “Financial instrument: Recognition and measurement” as it represents a forward contract for the purchase of shares by the Company and Telefónica in each other at predetermined fixed prices and is denominated in a foreign currency. The derivative financial instrument would be remeasured at fair value at each balance sheet date with all subsequent changes in fair value being charged or credited to the statement of income in the period when the change occurs until the completion of the mutual investment by the Company and Telefónica in each other at the Completion date. On 21 October 2009, the derivative financial instrument was derecognised and an available-for-sale financial asset, representing the investment in the Telefónica shares, was recognised correspondingly at the then fair value of the Telefónica shares.
As at the Completion Date, 21 October 2009, the fair value of the Telefónica shares was determined to be approximately RMB7,952 million and the changes in the fair value of the derivative financial instrument during the period from 6 September 2009 to 21 October 2009 resulted in a fair value gain of approximately RMB1,239 million, which has been recorded as “Realised gain on changes in fair value of derivative financial instrument” in the consolidated statement of income for the year ended 31 December 2009.
As at 31 December 2010, the related available-for-sale financial asset amounted to approximately RMB6,087 million (2009: approximately RMB7,789 million). For the year ended 31 December 2010, changes in fair value on available-for-sale financial asset amounted to approximately RMB1,702 million (2009: approximately RMB163 million). The changes in fair value, net of tax impact of approximately RMB426 million (2009: approximately RMB41 million), was recorded in the consolidated statement of comprehensive income.

17. DIVIDENDS
At the annual general meeting held on 12 May 2010, the shareholders of the Company approved the payment of a final dividend of RMB0.16 per ordinary share for the year ended 31 December 2009 totaling approximately RMB3,770 million which has been reflected as a reduction of retained profits for the year ended 31 December 2010. As at 31 December 2010, such dividends have been paid by the Company, except for dividends payable of approximately RMB431 million due to Unicom BVI.
At a meeting held on 29 March 2011, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.08 per ordinary share to the shareholders for the year ended 31 December 2010 totaling approximately RMB1,885 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2010, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2011.

	2010	2009
Proposed final dividend:
RMB0.08 (2009: RMB0.16) per ordinary share by the Company	1,885	3,770

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from State Administration of Taxation, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 31 December 2010, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.
For the Company’s non-TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

18. EARNINGS PER SHARE
Basic earnings per share for the years ended 31 December 2010 and 2009 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the years.
Diluted earnings per share for the years ended 31 December 2010 and 2009 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares for the year ended 31 December 2010 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme, and (iii) the convertible bonds, while all potential ordinary shares for the year ended 31 December 2009 arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme, (ii) share options granted under the amended Share Option Scheme; and (iii) share options granted under the amended Special Purpose Share Option Scheme.
The potential ordinary shares which are not dilutive for the year ended 31 December 2010 arose from (i) share options with exercise price of HKD15.42 granted under the amended Share Option Scheme and (ii) the convertible bonds with initial conversion price of HKD15.85, while the potential ordinary shares which are not dilutive for the year ended 31 December 2009 arose from share options with exercise price of HKD15.42 granted under the amended Pre-Global Offering Share Option Scheme and amended Share Option Scheme, which were excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.
The following table sets forth the computation of basic and diluted earnings per share:

	2010	2009
Numerator (in RMB millions):
Profit attributable to owners of the parent	3,851	9,556

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,562	23,767
Dilutive equivalent shares arising from share options	142	128

Shares used in computing diluted earnings per share	23,704	23,895

Basic earnings per share (in RMB)	0.16	0.40

Diluted earnings per share (in RMB)	0.16	0.40

19. RELATED PARTY TRANSACTIONS
The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	2010	2009
Transactions with Unicom Group and its subsidiaries:

Leasing fee of Telecommunications Networks in Southern China	2,200	2,000
Charges for mobile subscriber value-added services	103	122
Rental charges for premises, equipment and facilities	867	820
Charges for the international gateway services	2	5
Agency fee incurred for procurement of telecommunications equipment	—	12
Charges for engineering and information technology-related services	2,248	2,786
Common corporate services income	3	3
Charges for common corporate services	308	266
Charges for purchases of materials	382	375
Charges for ancillary telecommunications support services	953	689
Charges for support services	162	273
Charges for lease of telecommunications facilities	149	148
Income from information communication technologies services	8	70
20. CONTINGENT LIABILITIES
As aforementioned in Note 15, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and China Netcom (Group) Company Limited, which merged with CUCL on 1 January 2009. Based on management’s assessment and continuous discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities, and the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 31 December 2010 and 2009.

21. EVENTS AFTER BALANCE SHEET DATE
(a) Proposed dividend
After the balance sheet date, the Board of Directors proposed a final dividend for 2010. For details, please refer to Note 17.
(b) Agreement of additional investments between the Company and Telefónica
On 23 January 2011, the Company entered into a strategic agreement with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement.
(c) Issue of super and short-term commercial papers
On 10 March 2011, CUCL issued two tranches of super and short-term commercial papers in the amount of RMB8 billion for each tranche. The paper has a maturity period of 180 days and carries interests at 3.88% per annum.

BUSINESS OVERVIEW
In 2010, the Company continued business model innovation and increased its market expansion efforts. The Company achieved a rapid growth in the 3G business and fixed-line broadband business and continued the stable development of its GSM business and fixed-line voice business, all of which resulted in an overall promising upward trend for the business.
Mobile Business
3G Business
In 2010, the Company continued to maintain its unified strategy in brands, services, tariffs, packaging, handset policies and customer care standards. Moreover, in order to meet the changing market demands and customer needs, the Company adjusted and optimised its sales and marketing strategies, enriched 3G tariff plans, enhanced subsidy models and optimised handset terminal portfolios. As a result, the Company innovatively developed the mobile Internet and mobile application businesses that leverage on its 3G speed advantages, and accelerated the development of its mobile Internet business. In addition, the Company launched “WO” store enhancing 3G customer experience, developed mobile music, mobile TV and other resource-based business on a large scale, and enhanced mobile reading, instant communication and other interactive social communication businesses, so as to promote customers’ data consumption habits. Overall, the Company achieved a rapid growth in the 3G business. In 2010, the net additions of 3G subscribers were 11.318 million. As at 31 December 2010, the total number of 3G subscribers amounted to 14.060 million, in which the total number of wireless data card subscribers amounted to 1.353 million. In 2010, the total 3G voice usage amounted to 55.47 billion minutes, the average data usage per subscriber per month was 178M, and the average revenue per user (“ARPU”) per month was RMB124.0. The number of mobile TV subscribers was 2.407 million, and the number of mobile reading subscribers was over 7 million.
GSM Business
In 2010, the Company actively transformed its GSM business model, continued to promote fixed mobile convergence products, and further refined marketing management. Overall, the GSM business maintained a steady growth. In 2010, the net additions of GSM subscribers were 8.521 million; as at 31 December 2010, the total number of GSM subscribers reached 153.366 million, representing an increase of 5.9% as compared to last year. In 2010, the total GSM voice usage amounted to 471.00 billion minutes, representing an increase of 11.3% as compared to last year; the average minutes of usage (“MOU”) per subscriber per month was 262.9 minutes, representing a growth of 4.3% as compared to last year; ARPU was RMB39.5, representing a decrease of 4.1% as compared to last year.

In 2010, the Company continued to further develop the value-added services (“VAS”) business as well as actively promote the mobile data and information business. As a result, the “Cool Ringtone” and mobile Internet business continued to grow rapidly. In 2010, the net additions of “Cool Ringtone” subscribers were 18.041 million; as at 31 December 2010, the total number of “Cool Ringtone” subscribers amounted to 67.261 million, representing a growth of 36.7% as compared to last year, and the “Cool Ringtone” subscriber penetration rate increased to 43.9% from 34.0% in 2009. In 2010, the net additions of mobile Internet subscribers were 11.023 million; as at 31 December 2010, the total number of mobile Internet subscribers reached 55.812 million, representing an increase of 24.6% as compared to last year, and the mobile Internet subscriber penetration rate increased to 36.4% from 30.9% in 2009.
Fixed-line Business
Fixed-line Broadband and Data Communication Businesses
In 2010, the Company accelerated the implementation of broadband “speed increase, revenue increase” plan, promoted community marketing, actively developed home gateway, and increased the proportion of high-speed bandwidth subscribers. Overall, the fixed-line broadband business maintained rapid development. In 2010, the net additions of fixed-line broadband subscribers were 8.674 million; as at 31 December 2010, the total number of fixed-line broadband subscribers reached 47.224 million, representing an increase of 22.5% as compared to last year. Subscribers with 2M-and-above bandwidth accounted for 86.8% of all fixed-line broadband subscribers, representing an increase of 3.6 percentage points as compared to last year. Subscribers with 4M-and-above bandwidth accounted for 29.6%. In 2010, the total number of broadband content and application subscribers reached 18.606 million, accounting for 39.4% of all fixed-line broadband subscribers. ARPU of fixed-line broadband was RMB57.1, largely in line with last year.
Fixed-line Voice Business
In 2010, the Company focused on both business development and maintenance, leveraged on the Company’s full-service advantage, enhanced market development in areas of customer premises network (“CPN”) and rural markets, as well as strengthened marketing of integrated services. Overall, the Company mitigated the decline of its fixed-line business. As at 31 December 2010, the total number of local access subscribers was 96.635 million, down by 6.187 million which in percentage terms represents a 6.0% decrease as compared to last year. The number of PHS subscribers was 13.423 million, down by 5.319 million from the end of last year. The average local voice usage per subscriber per month (excluding Internet dial-up usage) was 128.8 pulses, representing a decline of 10.2% as compared to last year; ARPU was RMB28.9, representing a decline of 8.0% as compared to last year.

Network Capacity
In 2010, the Company strived to optimise the reach and in-depth coverage of its 3G network, continued to enhance the GSM network, accelerated to upgrade broadband speed, and actively developed the information system. As a result, the Company’s network capability continued to improve.
The Company constructed and developed its GSM and 3G networks in a coordinated manner, and further improved network quality. In 2010, the net additions of 3G base stations were approximately 76,000; as at 31 December 2010, the total number of 3G base stations amounted to approximately 183,000. The 3G network coverage reached cities in county-level and above and townships in the eastern developed regions in China. The call-completion rate of the WCDMA network increased to 97.6% in December 2010 from 96.7% at the beginning of 2010. In 2010, the net additions of GSM base stations were approximately 44,000; as at 31 December 2010, the total number of GSM base stations amounted to approximately 329,000. The GSM network coverage reached almost all rural townships in China except certain areas in western China; the GSM network coverage rate in administrative villages in central-east China was above 82%. The call-completion rate of the GSM network increased to 97.6% in December 2010 from 96.2% at the beginning of 2010.
The Company also accelerated the development of its optical access network. In 2010, the net additions of broadband access ports were 14.93 million; as at 31 December 2010, the total number of broadband access ports reached 65.83 million. Furthermore, the Company continued to enhance its backbone network capability. In 2010, the Company added the bandwidth of the China169 backbone network, provincial Internet outbound bandwidth increased by 7,600G from the end of last year, and the backbone network capacity reached 14,000G. As at 31 December 2010, the capacity of the 40G wavelength-division multiplexing (“WDM”) network at provincial level reached 130,000 wavelength kilometers, representing an increase of 120,000 wavelength kilometers from 31 December 2009; the capacity of the 10G WDM network at provincial level reached 4.98 million wavelength kilometers, representing an increase of 1.34 million wavelength kilometers from 31 December 2009.
In addition, in order to maintain international business development, the Company strived to expand its international network coverage and increased efforts in international network construction. As at 31 December 2010, international Internet outbound bandwidth reached 339G; submarine cable capacity reached 1,539G and international cross-continental cable capacity reached 1,893G.

Sales and Marketing
Branding
In 2010, the Company continued to execute its full-service branding strategy and implemented brand management. Leveraging on the launch of its new 3G services, optimization of 3G tariffs and customer promotion activities, the Company further improved the awareness of its “WO” brand. Meanwhile, the Company’s innovation corporate image is gradually recognised.
Sales and Marketing Strategy
In 2010, through segmentation positioning and differentiated operations between the GSM and 3G businesses, the Company achieved scale development for the 3G business, stablised the GSM business development, and hence, achieved a coordinated development of the Company’s mobile business. In respect of the 3G business, the Company achieved substantial development in the 3G subscriber base by leveraging on the advantages of the WCDMA industry value chain. For instance, the Company launched star handset terminals, innovative tariff plans and exceptional mobile Internet services, enhancing the influence of the 3G services. Furthermore, the Company increased the value of its fixed-line business by strengthening the development of the broadband business. Facing the convergence of the “three networks”, the Company accelerated the expansion of broadband access point coverage and broadband capacity development. The Company reinforced its dominant position in the broadband business area in northern China, while accelerating the business development in southern China. In addition, coupled with “WO Family”, the Company strategically developed its broadband value-added application business, including high-definition video, home security and video telephony.
In 2010, the Company fully explored business cooperation in the industry value chain for handset terminals and enriched the handset terminal portfolio, so as to satisfy the customer demands for high-, medium- and low-end 3G handset products. In 2010, the Company had over 100 models of customised 3G terminals, including more than 50 models of smart phone terminals.
In 2010, based on the matching principle between subsidy expenses and revenues, the Company actively implemented its subsidy policy. Leveraging on advantages from both the “handset subsidy model” and the “tariff subsidy model”, the Company promoted contract-based plans. As a result of the subsidies, the number of 3G subscribers increased rapidly. Meanwhile, the Company’s subscriber quality was improved and the duration of subscriber remaining online was extended, all of which significantly contributed to the 3G business revenue.

In 2010, in order to capture opportunities arising from the surging demand of informanization of the government and corporate networks, the Company launched 22 industrial applications, such as mobile office automation (“OA”) and intelligent transportation applications, for certain key sectors, such as automotive, aerospace, insurance and securities. Furthermore, the Company implemented more than 4,000 industrial application projects and developed more than 1 million industrial application subscribers. The Company’s industrial applications were well recognised by the Chinese government and society. The Company was awarded the “2010 Outstanding Chinese Urban Informanization Service Provider” and the “2010 Outstanding Chinese Urban Informationization Corporation”.
Sales and Marketing Channels
In 2010, the Company continued to optimise its distribution channels for its full range of telecommunications services, and continued to improve the sales capability of those channels. For instance, the Company further enhanced its self-owned distribution channels, assessed the efficiency of self-owned sales outlets and strengthened experience marketing training efforts. As a result, the Company improved the sales capability of its self-owned sales distribution channels. Meanwhile, the Company further expanded independent channels with a focus on mainstream independent channels, such as mobile chain stores, home appliances chain stores and IT product outlets. For instance, the Company established strategic alliances with Suning, Gome, Five Star Appliance, Telephone World, 360buy and other chain stores at provincial level in China. As a result, the Company further increased the coverage and sales capability of the independent channels. In 2010, 3G subscribers acquired from independent channels accounted for 40.5% of the total 3G subscribers. Moreover, the Company continued to push forward the development of the e-channels. For instance, the Company established an industry-leading nationwide e-channel system, consisting of online stores, mobile stores, SMS stores and self-service terminals, and achieved rapid development in the e-channel business. In 2010, revenue from the e-channels amounted to RMB12.4 billion, representing an increase of 218% as compared to last year; the total number of e-channel users reached over 75 million, representing an increase of 155% as compared to last year.
Customer Care
In 2010, the Company continued to improve its customer care quality, created a 3G-dedicated customer care model and set up VIP customer service teams, further integrated the Company’s sales and customer care functions, and promoted informanization of customer care system, laying a solid foundation for the customer care function. These measures improved the Company’s services for high-end customers and provided support to the sales and marketing activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FINANCIAL OVERVIEW
I. OVERVIEW
In 2010, the Company’s 3G and broadband businesses achieved a rapid growth while GSM business achieved a steady growth and fixed-line business remained stable. As a result, net cash flows from operating activities continue to increase. Capital expenditure as a percentage of revenue decreased. Balance sheet structure is generally solid.
In 2010, the Group’s revenue reached RMB171.30 billion, up by 11.3% compared with last year. Profit for the year was RMB3.85 billion, down by 59.7% compared with last year. Basic earnings per share was RMB0.163. Excluding the effect of the deferred fixed-line upfront connection fees, revenue for the year would be RMB171.11 billion, of which, telecommunications service revenue would be RMB161.80 billion, up by 8.5% compared with last year (Note 1). Excluding the effects of non-comparable factors including deferred fixed-line upfront connection fees and realised gain on changes in fair value of derivative financial instrument (the adjustment to exclude the above items is referred to herein below as the “Adjustment” or “Adjusted”), profit for the year after the Adjustment (Note 2) would be RMB3.66 billion, down by 55.0% compared with last year. Adjusted EBITDA (Note 3) would be RMB59.40 billion, up by 2.2% compared with last year.
In 2010, net cash flows from operating activities was RMB66.34 billion, up by 14.9% compared with last year. Capital expenditure was RMB70.19 billion which accounted for 41.0% of the revenue after the Adjustment (Note 1), down by 32.3 percentage points compared with last year. Free cash flow (representing net cash flows from operating activities minus capital expenditures) increased from RMB-54.74 billion as at 31 December 2009 to RMB-3.85 billion as at 31 December 2010. Liabilities-to-assets ratio (Note 4) changed from 50.5% as at 31 December 2009 to 53.4% as at 31 December 2010. Net debt-to-equity ratio (Note 5) was 24.6%.
II. REVENUE
In 2010, excluding the effect of RMB0.19 billion deferred fixed-line upfront connection fees, revenue after the Adjustment (Note 1) would be RMB171.11 billion, up by 11.5% compared with last year, of which, telecommunications service revenue after the Adjustment (Note 1) accounted for RMB161.80 billion, up by 8.5% compared with last year. Revenue from sales of telecommunications products accounted for RMB7.29 billion, up by 236.9% compared with last year. Information communication technology service revenue and other revenue accounted for RMB1.05 billion and 0.97 billion, respectively.

The table below sets forth the composition of telecommunications service revenue by operating segment, including as a percentage of the total telecommunications service revenue for the years of 2009 and 2010.

	2010		2009
		As a percentage		As a percentage
		of telecommuni-		of telecommuni-
		cations service		cations service
	Total	revenue after the	Total	revenue after the
(RMB in millions)	amount	Adjustment	amount	Adjustment
Telecommunications service revenue after the Adjustment	161,803	100.0%	149,104	100.0%
Include: Mobile business	82,362	50.9%	69,769	46.8%
Include: 3G service	11,594	7.2%	769	0.5%
Include: Fixed-line business	78,704	48.6%	79,059	53.0%
Include: Broadband service	29,822	18.4%	23,898	16.0%
1. Mobile Business
In 2010, the Company achieved a rapid growth in its mobile business. Revenue from the mobile business (Note 6) was RMB89.55 billion, up by 24.4% compared with last year. Out of revenue from the mobile business, telecommunications service revenue accounted for RMB82.36 billion and up by 18.0% compared with last year. The Company continued to develop value-added services such as mobile internet services. The mobile value-added service revenue accounted for RMB25.85 billion, up by 35.6% compared with last year. As a percentage of telecommunications service revenue from the mobile business, there was an increase from 27.3% in 2009 to 31.4% in 2010. The net addition of mobile subscribers was 19.839 million in 2010. The number of subscribers reached 167.426 million as at the end of 2010. The monthly average revenue per user (“ARPU”) from mobile subscriber was RMB43.7, up by RMB2.1 compared with last year.
Since the launch of 3G service in October 2009, there has been a rapid growth in revenue from 3G business to RMB11.59 billion in 2010. As a percentage of telecommunications service revenue from the mobile business, there was an increase from 1.1% in 2009 to 14.1% in 2010. The net addition of 3G subscribers was 11.318 million in 2010. The number of subscribers reached 14.060 million at the end of 2010. ARPU from 3G business was RMB124.0.

2. Fixed-line Business
In 2010, the Company proactively adjusted its fixed-line business structure, further developed its fixed-line broadband business and integrated its mobile and fixed-line bundled services. The Company also endeavored to mitigate the scale of decline of the traditional fixed-line voice business and as a result, revenue from the fixed-line business remained stable. Excluding the effect of deferred fixed-line upfront connection fees, revenue from the fixed-line business (Note 6) would be RMB79.86 billion in 2010, of which, telecommunications service revenue would be RMB78.70 billion, down slightly by 0.4% compared with last year.
As a result of the mobile substitution, there was a net reduction of 6.187 million of local telephone subscribers in 2010, of which the net reduction in the number of Personal Handyphones System (“PHS”) subscribers was 5.319 million. As a result of both mobile substitution and downward adjustments in tariffs of the fixed line services, revenue from local telephone business was RMB34.88 billion, down by 14.3% compared with last year.
The Company’s fixed-line broadband business continued to grow rapidly. With the Company’s effort in further increasing broadband access speed, adopting multi-service bundling strategy, accelerating the subscribers’ development and stabilizing subscribers’ APRU, net addition of broadband subscribers was 8.674 million in 2010 and the aggregate number of subscribers reached 47.224 million at the end of 2010. ARPU of broadband business was RMB57.1 in 2010 which remained stable from 2009. Broadband service revenue was RMB29.82 billion, up by 24.8% compared with last year and, as a percentage of the telecommunications service revenue from fixed-line business, increased from 30.2% in 2009 to 37.9% in 2010.

III. COSTS AND EXPENSES AND OTHERS
In 2010, total costs and expenses and others (including finance costs, interest income, realised gain on changes in fair value of derivative financial instrument and other income-net) amounted to RMB166.53 billion, up by 17.5% compared with last year.
The table below sets forth the major items of costs and expenses and others and their respective percentage of the total revenue for the years of 2009 and 2010:

	2010		2009
		As a percentage		As a percentage
		of total revenue		of total revenue
	Total	after the	Total	after the
(RMB in millions)	amount	Adjustment	amount	Adjustment
Total	166,525	97.3%	141,668	92.3%
Include: Interconnection charges	13,727	8.0%	12,955	8.4%
Depreciation and amortisation	54,433	31.8%	47,587	31.0%
Networks, operations and support expenses	26,383	15.4%	23,728	15.5%
Employee benefit expenses	23,327	13.6%	21,931	14.3%
Selling and marketing expenses	23,733	13.9%	21,020	13.7%
General, administrative and other expenses	12,953	7.6%	12,175	7.9%
Cost in relation to information communication technology services	895	0.5%	839	0.5%
Cost of telecommunications products sold	10,688	6.3%	2,689	1.8%
Finance costs, net of interest income	1,607	0.9%	945	0.6%
Realised gain on changes in fair value of derivative financial instrument	—	—	-1,239	-0.8%
Other income-net	-1,221	-0.7%	-962	-0.6%

1. Interconnection charges
The interconnection charges amounted to RMB13.73 billion in 2010, up by 6.0% compared with last year and, as a percentage of total revenue after the Adjustment, would decrease to 8.0% from 8.4% in 2009.
2. Depreciation and amortisation
In 2010, the Company focused on improving its 3G network capacity and expanding the 3G network coverage. Meanwhile, the Company continued to optimise its GSM network and expedited the broadband upgrade. As the Company’s networks continued to expand and the relevant assets continued to increase, depreciation and amortisation charges in 2010 were RMB54.43 billion, up by 14.4% compared with last year and, as a percentage of total revenue after the Adjustment, would increase to 31.8% from 31.0% in 2009.
3. Networks, operations and support expenses
Due to the expansion of the base stations and the increase of network equipment, as well as the increases in utilities charges and rental expenses, the Company incurred networks, operations and support expenses of RMB26.38 billion in 2010, up by 11.2% compared with last year. Networks, operations and support expenses, as a percentage of total revenue after the Adjustment, would slightly decrease to 15.4% from 15.5% in 2009.
4. Employee benefit expenses
In 2010, as the average social wages continued to increase in China, the base of the employee insurance and housing fund also increased. As a result, the Company’s employee benefit expenses in 2010 amounted to RMB23.33 billion, up by 6.4% compared with last year and, as a percentage of total revenue after the Adjustment, would decrease to 13.6% from 14.3% in 2009.
5. Selling and marketing expenses
In 2010, the Company responded proactively to the changes in both market and customer demands, and continued to optimise its marketing strategies. As the Company increased promotion of its key businesses such as 3G and broadband services and improved customer maintenance, selling and marketing expenses in 2010 were RMB23.73 billion, up by 12.9% compared with last year and, as a percentage of total revenue after the Adjustment, would slightly increase to 13.9% from 13.7% in 2009.
6. Cost in relation to information communication technology services
Cost in relation to information communication technology services in 2010 was RMB0.90 billion, up by 6.7% from last year. Revenue from information communication technology services in 2010 was RMB1.05 billion, up by 1.2% from last year.

7. General, administrative and other expenses
In 2010, the Company continued to closely control the general and administrative expenses. General, administrative and other expenses in 2010 were RMB12.95 billion, up by 6.4% compared with last year but less than the growth of revenue and, as a percentage of total revenue after the Adjustment, would decrease to 7.6%, down by 0.3 percentage points from 2009.
8. Cost of telecommunications products sold
In 2010, the Company launched over one hundred models of custom-made 3G handsets (including iPhone 4), proactively implemented the subsidy policies such as “Bundle sale of handset and provision of services”, and developed 3G contracting subscribers. In order to cope with the changes in the development of International Financial Reporting Standards, as well as to provide more relevant information on bundle services, the Company adopted a relative fair value method (Note 7) retrospectively on the fourth quarter of 2010 to record the handset subsidy package of “Bundle sale of handset and provision of services”. The adoption of such fair value method resulted in an increase in revenue, profit before income tax, profit for the year and earnings per share of RMB3,208 million, RMB3,208 million, RMB2,406 million and RMB0.11, respectively, for the year ended 31 December 2010
After adopting such fair value method, cost of telecommunications products sold was RMB10.69 billion, up by 297.5% compared with last year. Revenue from sale of telecommunications products in 2010 was RMB7.29 billion, up by 236.9% compared with last year. Loss on the sale of telecommunications products was RMB3.40 billion, of which, loss on the sale of 3G handsets (“3G handset subsidy cost”) was RMB3.17 billion. 3G handset subsidy cost for the first and second half of 2010 was RMB0.49 billion and RMB2.68 billion, respectively.
9. Finance costs, net of interest income
In 2010, the Company proactively adopted low cost fund raising strategy including the issuance of commercial papers, promissory notes and convertible bonds to decrease the overall cost of capital to 3.2% from 4.1% in 2009. However, due to various factors including the increase in the Company’s interest-bearing debt, its finance costs, net of interest income increased from RMB0.94 billion in 2009 to RMB1.61 billion in 2010.
10. Other income-net
In 2010, other income, net was RMB1.22 billion, up by RMB0.26 billion compared with last year, of which, dividend received from investment in Telefónica was RMB0.48 billion, up by RMB0.27 billion compared with last year.

IV. EARNINGS
1. Profit before income tax
In 2010, the Company’s profit before income tax was RMB4.77 billion and profit before income after the Adjustment would be RMB4.58 billion, down by 56.6% compared with last year. This was mainly due to the initial development of the 3G business, in respect of which the related revenue is not yet sufficient to cover the increased costs and expenses, including depreciation and amortisation charges, networks, operations and support expenses and selling and marketing expenses related to 3G handset subsidy cost.
2. Income tax
The Company’s income tax was RMB0.92 billion and the effective tax rate in 2010 was 19.3%. This low effective tax rate was mainly due to factors including the utilisation of tax loss from the previous years of a subsidiary of the Company against the current year taxable income and other favourable tax treatments.
3. Profit for the year
In 2010, the Company’s profit for the year was RMB3.85 billion, down by 59.7% compared with last year. Basic earnings per share was RMB0.163. Profit for the year after the Adjustment would be RMB3.66 billion, down by 55.0% compared with last year.
V. ADJUSTED EBITDA
The Company’s Adjusted EBITDA (Note 3) would be RMB59.40 billion in 2010, up by 2.2% compared with last year. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of the total revenue after the Adjustment) would be 34.7%.
VI. CAPITAL EXPENDITURE AND CASH FLOW
Capital expenditure of the Company totaled RMB70.19 billion in 2010, which mainly consisted of investments in the 3G, GSM, broadband and data, and infrastructure and transmission network and accounted for 95.5% of the annual budget for 2010. Decrease in the capital expenditure is mainly due to the Company’s strategies including centralization of procurement and co-sharing of joint construction, which effectively reduced the construction cost. Capital expenditure attributable to the mobile business was RMB23.17 billion. Capital expenditure attributable to broadband and data business was RMB22.45 billion. Capital expenditure attributable to infrastructure and transmission network was RMB16.96 billion.

In 2010, the Company’s net cash inflow from operating activities was RMB66.34 billion while capital expenditure was RMB70.19 billion. Free cash flow was RMB-3.85 billion, increased by RMB50.89 billion compared with 2009.
The table below sets forth the major items of the capital expenditure in 2010 and the planned capital expenditure in 2011.

	2010		2011
	Total	As	Total	As
RMB (in billions)	amount	percentage	amount	percentage

Total	70.19	100.0%	73.80	100.0%
Include: Mobile business	23.17	33.0%	22.88	31.0%
Broadband and data business	22.45	32.0%	18.75	25.4%
Infrastructure and transmission network	16.96	24.2%	19.48	26.4%
Others	7.61	10.8%	12.69	17.2%
The Company’s planned capital expenditure for 2011 is estimated to be RMB73.80 billion. Capital expenditure for improvement of mobile network coverage is estimated to be approximately RMB22.88 billion. Capital expenditure for broadband and data business is estimated to be approximately RMB18.75 billion. Capital expenditure for infrastructure and transmission network is estimated to be approximately RMB19.48 billion.
VII. BALANCE SHEET
The Company’s total assets increased from RMB417.05 billion as at 31 December 2009 to RMB441.45 billion as at 31 December 2010. Total liabilities increased from RMB210.58 billion as at 31 December 2009 to RMB235.61 billion as at 31 December 2010. The liabilities-to-assets ratio changed from 50.5% as at 31 December 2009 to 53.4% as at 31 December 2010. The debt-to-capitalisation ratio (Note 8) changed from 26.5% as at 31 December 2009 to 32.0% as at 31 December 2010. The net debt-to-capitalisation ratio was 24.6%.

As at 31 December 2010, the Group had net current liabilities (i.e. current assets minus current liabilities) of RMB156.03 billion, representing a decrease of RMB13.18 billion, compared with RMB169.21 billion as at 31 December 2009. Taking into consideration of the Company’s stable net cash inflows from its operating activities and good credit records, the Company believes that it should have sufficient funds to meet its needs for working capital.

*	To enable an investor to better understand the Company’s results, the effects of non-comparable factors which are not considered to be indicators of the Company’s operating performance are excluded. For profit for the year after the Adjustment and Adjusted EBITDA, please refer to Note 2 and Note 3 as set out below for details.
Note 1:	In order to ensure the comparability of revenue amounts, the non-comparable factor below which is reflected in the figures of current year and last year are excluded for purpose of additional analysis:
(1)	deferred fixed-line upfront connection fees of RMB0.19 billion for 2010 and RMB0.49 billion for 2009.
Note 2:	In order to reflect profit before tax and profit for the year from the ordinary course of business, the non-comparable factors below which are reflected in the figures of current year and last year are excluded for purpose of additional analysis:
(1)	deferred fixed-line upfront connection fees of RMB0.19 billion for 2010 and RMB0.49 billion for 2009, and

(2)	realised gain of RMB1.24 billion on changes in fair value of derivative financial instrument in 2009.
Note 3:	EBITDA represents profit for the year before interest income, finance costs, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.

Adjusted EBITDA represents EBITDA excluding non-comparable factors such as deferred fixed-line upfront connection fees and realised gain on changes in fair value of derivative financial instrument in 2009. From the perspective of free cash flow and continuing operation, the above non-comparable factors are not considered as the Company’s operating performance, the Company therefore believes that Adjusted EBITDA excluding the above non-comparable factors not only could provide more meaningful supplemental information to management and investors, but also facilitate them to evaluate the Company’s performance and liquidity.

Although EBITDA and Adjusted EBITDA have been widely applied in the global telecommunications industry as indicators to reflect operating performance, financial capability and liquidity, they should be considered in addition to, and are not substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles (“GAAP”) as they do not have any standardised meaning under GAAP. In addition, they may not be comparable to similar indicators provided by other companies.

Note 4:	Liabilities-to-assets ratio represents total liabilities over total assets.

Note 5:	Net debt-to-capitalisation ratio refer interest-bearing debt plus non-controlling interests minus cash and cash equivalents over interest-bearing debt plus total equity.

Note 6:	Revenue from mobile business and the fixed-line business represents revenues from external customers, excluding inter-segment revenue.

Note 7:	For details, please refer to Note 2.24(a) to the consolidated financial statements as set out in the Group’s 2010 Annual Report.

Note 8:	Debt-to-capitalisation ratio represents interest-bearing debt plus non-controlling interests over interest bearing-debt plus total equity.

EMPLOYEE AND REMUNERATION POLICY
As at 31 December 2010, the Group had approximately 215,600 employees, 170 employees and 50 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 94,200 temporary staff in Mainland China. For the year ended 31 December 2010, employee benefit expenses were approximately RMB23.327 billion (for the year ended 31 December 2009: RMB21.931 billion). The Group endeavors to maintain its employees’ remuneration in line with the market trend and to remain competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.
CORPORATE GOVERNANCE
The Company is committed to maintaining high standards of corporate governance. The Company complied with the code provisions in the Code of Corporate Governance Practices (the “Code Provision”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the year ended 31 December 2010, except for the following:
(a) Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.
Mr. Chang Xiaobing has served as Chairman and the Chief Executive Officer (the “CEO”) of the Company since December 2004. Mr. Lu Yimin has served as the Company’s President since 13 February 2009. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.
The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

(b) Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings and re-election by shareholders pursuant to the Company’s articles of association.
AUDIT COMMITTEE
The audit committee, together with management, has reviewed the accounting principles and practices adopted by the Company as well as the internal control of the Company, and discussed financial reporting matters, including a review of the audited consolidated financial statements for the financial year ended 31 December 2010.
The audit committee comprises Mr. Wong Wai Ming, Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton, Mr. Timpson Chung Shui Ming and Mr. Cai Hongbin, all being independent non-executive directors of the Company. The Chairman of the Audit Committee is Mr. Wong Wai Ming.
REMUNERATION COMMITTEE
The major responsibilities of the remuneration committee include: considering and approving the remuneration policies proposed by management, remuneration packages of directors and senior management as well as the Company’s share option schemes.
The remuneration committee comprises Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton, Mr. Timpson Chung Shui Ming and Mr. Cai Hongbin, all being independent non-executive directors of the Company. The Chairman of the remuneration committee is Mr. Cheung Wing Lam Linus.
MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY
The Company has established the Code for Dealing of Securities by Directors in accordance with the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to directors as to their respective compliance with the relevant code for securities transactions in 2010, and all of the directors have confirmed such compliance.
CHARGE ON ASSETS
As at 31 December 2010, the Group did not pledge any property, plant and equipment to banks as loan security (31 December 2009: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY
For the year ended 31 December 2010, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.
ISSUE OF 0.75 PER CENT GUARANTEED CONVERTIBLE BONDS DUE 2015
On 18 October 2010, Billion Express Investments Limited, a direct wholly-owned subsidiary of the Company, issued US$1,838,800,000 0.75 per cent convertible bonds due 2015 (the “Convertible Bonds”). The Convertible Bonds are exchangeable into ordinary shares of the Company, and are unconditionally and irrevocably guaranteed by the Company. The proceeds from the issuance were used to fund working capital and for other general corporate purposes.
As at the date of this announcement, the total outstanding principal amount of the Convertible Bonds is US$1,838,800,000.
Under the terms and conditions of the Convertible Bonds, the declaration of the 2010 Final Dividend (as defined below) (if approved by the Company’s shareholders at the annual general meeting to be held on 24 May 2011), would result in an adjustment to the conversion price of the Convertible Bonds (the “CB Conversion Price”) of only 0.76%. According to the terms and conditions of the Convertible Bonds, no adjustment shall be made to the CB Conversion Price where such adjustment would be less than one per cent of the CB Conversion Price currently in effect. Accordingly, no adjustment to the CB Conversion Price will be made upon payment of the 2010 Final Dividend, and the amount by which the CB Conversion Price has not been adjusted shall be carried forward and taken into account in any subsequent adjustment.
Please refer to the Company’s announcements dated 28 September 2010, 14 October 2010 and 19 October 2010 for details.
AGREEMENT TO ENHANCE THE STRATEGIC ALLIANCE WITH TELEFÓNICA
On 23 January 2011, the Company and Telefónica entered into an Agreement to Enhance the Strategic Alliance (the “Agreement to Enhance the Strategic Alliance”).
Pursuant to the Agreement to Enhance the Strategic Alliance, the Company acquired from Telefónica 21,827,499 ordinary shares of EUR1.00 each in the capital of Telefónica for an aggregate purchase price of EUR374,559,882.84 on 25 January 2011, and Telefónica agreed to purchase ordinary shares of HK$0.10 each in the capital of the Company for the aggregate consideration of US$500,000,000 through acquisitions from third parties within nine months after the date of the signing of the Agreement to Enhance the Strategic Alliance.

Under the Agreement to Enhance the Strategic Alliance, the Company and Telefónica agreed to enhance their existing strategic alliance and to deepen their cooperation in procurement, mobile service platforms, service to multi-national customers, wholesale carriers, roaming, technology/research and development, international business development, cooperation and the sharing of best practices. Furthermore, Telefónica has agreed to propose at its next general shareholders’ meeting the appointment of an individual designated by the Company as a director to the board of directors of Telefónica.
Please refer to the Company’s announcement dated 23 January 2011 for details.
FINAL DIVIDEND
The Board of Directors proposed to pay a final dividend of RMB0.08 per share (the “2010 Final Dividend”), with an aggregate value of approximately RMB1.885 billion, to the shareholders. If approved by shareholders at the coming annual general meeting, the final dividend is expected to be paid in Hong Kong dollars on or about 22 June 2011 to those members registered in the Company’s register of members as at 24 May 2011.
ANNUAL GENERAL MEETING
The annual general meeting of the Company will be held on 24 May 2011. Notice of the annual general meeting will be published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and will be sent to shareholders in due course.
CLOSURE OF REGISTER OF MEMBERS
The register of members of the Company will be closed from 20 May 2011 to 24 May 2011 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for (i) attendance and voting at the Annual General Meeting to be held on Tuesday, 24 May 2011 (or any adjournment thereof) and (ii) the proposed 2010 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong by no later than 4:30 p.m. of 19 May 2011. The 2010 Final Dividend is expected to be paid in Hong Kong dollars on or about 22 June 2011 to those members registered in the Company’s register of members as at 24 May 2011 (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2010 FINAL DIVIDEND
Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”); (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2010 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the “Enterprise Income Tax”), and the withholding and payment obligation lies with the Company.
As a result of the foregoing, in respect of any shareholders whose names appear on the Company’s register of members on the Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2010 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend.
In respect of any shareholders whose names appear on the Company’s register of members on the Record Date and who are individual shareholders, there will be no deduction of Enterprise Income Tax from the dividend payable.
Shareholders who are not individual shareholders listed on the Company’s register of members and who (i) are resident enterprises of the People’s Republic of China (the “PRC”) (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2010 Final Dividend, should lodge with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. of 19 May 2011, and present the documents from such shareholder’s governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.
If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT
The 2010 annual results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk. The 2010 annual report will be available on the websites of The Stock Exchange of Hong Kong Limited and the Company and will be despatched to all shareholders in due course.
The 2010 annual financial information set out above does not constitute the Group’s statutory financial statements for the financial year ended 31 December 2010. Instead, it has been derived from the Group’s audited consolidated financial statements for the financial year ended 31 December 2010, which will be included in the Company’s 2010 annual report.
FORWARD-LOOKING STATEMENT
Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. These risks, uncertainties and other factors include: the uncertainties in the development of telecommunication industry and technology in the PRC; future growth of the market demand for telecommunication services; changes in the competitive environment, regulatory environment and the PRC government’s regulatory and/or industry policy, the effects of tariff reduction initiatives; the availability, terms and deployment of capital; changes in assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; the effect of the Company’s proposed adjustment in its business strategies relating to the PHS business; changes in political, economic, legal and social conditions in the PRC; the recovery from the previous economic slowdown inside and outside the PRC, and other factors that will affect the execution of our business plans and strategies as well as our business condition and financial results.

By order of the Board
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary
Hong Kong, 29 March 2011
As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive director:	Cesareo Alierta Izuel

Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin